Report of Management We, as members of management of ABN AMRO Mortgage Group. Inc. (AAMG, a wholly owned subsidiary of ABN AMRO North America, Inc.) are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestarion Program For Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of AAMG's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2001 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31,2001, AAMG complied, in all material respects, with the minimum servicing standards set forth in thc USAP except as described below. Custodial bank and related clearing account reconciliations contained items which were not resolved within 90 calendar days of their original identification for 2 out of the 38 reconciliations tested. These items were resolved within 150 calendar days of their original identification. As of and for this same period, ABN AMRO North America, Inc. had in effect a fidelity bond in the amount of $500,000,000 and an error and omissions policy in the amount of $25,000,000.. January 29,2002 By:/s/ Stanley Rhodes Stanley Rhodes By:/s/Richard Geary President Group Senior Vice President and Manager